UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Aimmune Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

00900T107

(CUSIP Number)

Nestlé S.A.

Avenue Nestlé, 55

1800 Vevey

Switzerland

Attention: General Counsel Corporate

Facsimile: 01-41-21-924-2821

with a copy to:

David A. Carpenter, Esq.

Mayer Brown LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 506-2195

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 00900T107

1.	Name of Reporting Person Nestlé S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 12,813,247(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 12,813,247(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,813,247(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 19.6%(2)
14.	Type of Reporting Person (See Instructions): CO

(1)

Includes (a) 10,192 shares of Common Stock and (b) 75,942 shares of Common Stock that may be acquired pursuant to the exercise of stock options within 60 days of the date hereof, in each case held by Greg Behar.

(2)	Based upon a total of 65,450,142 shares of Common Stock outstanding as of August 27, 2020, based on information provided by the Issuer.

CUSIP No. 00900T107

1.	Name of Reporting Person Société des Produits Nestlé S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 12,813,247(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 12,813,247(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,813,247(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 19.6%(2)
14.	Type of Reporting Person (See Instructions): CO

(1)

Includes (a) 10,192 shares of Common Stock and (b) 75,942 shares of Common Stock that may be acquired pursuant to the exercise of stock options within 60 days of the date hereof, in each case held by Greg Behar.

(2)	Based upon a total of 65,450,142 shares of Common Stock outstanding as of August 27, 2020, based on information provided by the Issuer.

SCHEDULE 13D

Explanatory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 4 (this “Amendment”) amends and supplements certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2018, as amended by Amendment No. 1 filed with the SEC on December 3, 2018, as amended by Amendment No. 2 filed with the SEC on February 11, 2020, and as amended by Amendment No. 3 filed with the SEC on April 24, 2020 (together, the “Original Schedule 13D”), by the Reporting Persons relating to the Common Stock, par value $0.0001 per share, of Aimmune Therapeutics, Inc. (the “Issuer” or “Aimmune” and, such Common Stock, the “Aimmune Common Stock”). This Amendment amends the Original Schedule 13D on behalf of the Reporting Persons to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 hereof is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

Agreement and Plan of Merger

On August 29, 2020, Société des Produits Nestlé S.A., a société anonyme organized under the laws of Switzerland (“SPN”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Aimmune and SPN MergerSub, Inc., a Delaware corporation and a wholly-owned subsidiary of SPN (“Merger Sub”), pursuant to which, and on the terms and subject to the conditions thereof, Merger Sub will, and SPN will cause Merger Sub to, commence a tender offer (the “Offer”) as promptly as reasonably practicable thereafter, but in no event later than September 14, 2020, to acquire any and all outstanding shares of Aimmune Common Stock owned by the Aimmune stockholders other than SPN and its affiliates, at a purchase price of $34.50 per share (the “Offer Price”), net to the seller thereof in cash, without interest and subject to reduction for any applicable withholding taxes. Merger Sub’s obligation to purchase the Aimmune Common Stock validly tendered pursuant to the Offer is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including that enough shares of Aimmune Common Stock be validly tendered and not validly withdrawn which, when added to the shares of Aimmune Common Stock owned by SPN and its wholly-owned subsidiaries, would represent at least a majority of the outstanding shares of Aimmune Common Stock as of the expiration of the Offer.

Following the completion of the Offer, and upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge with and into Aimmune (the “Merger”), with Aimmune surviving as a wholly-owned subsidiary of SPN. The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of Aimmune’s stockholders. At the effective time of the Merger (the “Effective Time”), each outstanding share of Aimmune Common Stock, not including any shares (i) held in the treasury of Aimmune or owned by any wholly owned subsidiary of Aimmune, (ii) owned by SPN or Merger Sub or (iii) owned by stockholders who are entitled to appraisal rights under the DGCL and who have complied with all provisions thereof concerning the exercise of such appraisal rights, will be automatically converted into the right to receive an amount in cash equal to the Offer Price, subject to reduction for any applicable withholding taxes and without interest.

The Merger Agreement contains customary representations, warranties and covenants, including covenants obligating Aimmune to continue to conduct its business in the ordinary course, to cooperate in seeking regulatory approvals and not to engage in certain specified transactions or activities without SPN’s prior consent.

The Merger Agreement also includes covenants requiring Aimmune not to (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute or would reasonably be expected to lead to a takeover proposal, or (ii) withhold, withdraw or rescind (or modify or qualify in a manner adverse to SPN or Merger Sub) the recommendation of the Aimmune Board of Directors (the “Aimmune Board”) that Aimmune stockholders tender their shares of Aimmune Common Stock pursuant to the Offer, in each case, subject to certain exceptions consistent with the fulfillment of certain fiduciary requirements of the Aimmune Board.

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The Merger Agreement also contains certain customary termination rights in favor of each of Aimmune and SPN, including Aimmune’s right, subject to certain limitations, to terminate the Merger Agreement in certain circumstances to accept a superior proposal (so long as Aimmune complies with certain notice, matching and other requirements under the Merger Agreement) and SPN’s right to terminate the Merger Agreement if the Aimmune Board changes its recommendation. In addition, either SPN or Aimmune may terminate the Merger Agreement if the Offer is not consummated by December 31, 2020 (subject to extension in certain circumstances). In connection with a termination of the Merger Agreement under specified circumstances, Aimmune is required to pay SPN a termination fee of $85,000,000.

SPN intends to fund the transactions contemplated by the Merger Agreement with cash on hand. The Merger Agreement does not contain any financing condition.

The foregoing description of the Merger Agreement is qualified in its entirety by the copy of the Merger Agreement filed as Exhibit 2 to the Schedule 13D, which is incorporated herein by reference.

The purpose of the transactions contemplated under the Merger Agreement is for SPN and Merger Sub to acquire all of the outstanding shares of Aimmune Common Stock not owned by SPN and its affiliates. If the Merger is consummated, Aimmune will become a wholly owned subsidiary of SPN, and, in accordance with the Merger Agreement, the directors of the surviving corporation following the Merger will be the individuals who served as directors of Merger Sub immediately prior to the Effective Time. Furthermore, if the Merger is consummated, the Aimmune Common Stock will no longer be listed on The NASDAQ Global Select Market and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Except as set forth herein and in connection with the Offer and the Merger described above, the Reporting Persons have no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The first paragraph of Item 5(a) – (b) of the Original Schedule 13D is hereby amended and restated as follows:

The beneficial ownership percentages described in this Amendment are based on a total of 65,450,142 shares of Aimmune Common Stock outstanding as of August 27, 2020, based on information provided by the Issuer.

The information contained on the cover pages to this Amendment is incorporated herein by reference. The shares of Aimmune Common Stock reported on this Amendment are directly held by SPN, which is a wholly-owned subsidiary of Nestlé S.A. The total issued and outstanding shares of Aimmune Common Stock held by SPN comprises approximately 19.6% of the issued and outstanding Aimmune Common Stock.

Except for the shares of Aimmune Common Stock and Series A Preferred Stock, par value $0.0001 per share, of the Issuer owned by SPN and the securities of the Issuer held by Mr. Behar, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule I hereto beneficially owns any other securities of the Issuer. Nestlé S.A. is the beneficial owner of the securities owned of record by Mr. Behar.

(c) Except as described in Item 3, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedule I hereto, have effected any transactions in the Aimmune Common Stock during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment.

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(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

The information set forth in Item 4 hereof is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Agreement and Plan of Merger, dated as of August 29, 2020, among Société des Produits Nestlé S.A., SPN MergerSub, Inc. and Aimmune Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 on Form 8-K filed by Aimmune Therapeutics, Inc. on August 31, 2020).*

*

Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Société des Produits Nestlé S.A. hereby agrees to furnish supplementally a copy of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 31, 2020

NESTLÉ S.A.

By:	/s/ Gregory Behar
Name: Gregory Behar
Title: Deputy Executive Vice President

SOCIÉTÉ DES PRODUITS NESTLÉ S.A.

By:	/s/ Claudio Kuoni
Name: Claudio Kuoni
Title: Vice President

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF SPN,

PERSONS CONTROLLING SPN AND EXECUTIVE OFFICERS AND DIRECTORS OF OTHER

PERSONS IN CONTROL OF SPN

Société des Produits Nestlé S.A.

Société des Produits Nestlé S.A. is organized under the laws of Switzerland with its principal business address at Avenue Nestlé 55, CH-1800 Vevey Switzerland. Société des Produits Nestlé S.A. is a wholly-owned subsidiary of Nestlé S.A. The name, present principal employment and citizenship of each director and executive officer of Société des Produits Nestlé S.A. is set forth below.

Name	Present Principal Employment	Citizenship
1. Stefan Helfenstein	Chairman of the Board, Société des Produits Nestlé S.A.	Swiss

2. Michèle Burger	Director, Société des Produits Nestlé S.A.	Swiss

3. José Checa Cortés	Director, Société des Produits Nestlé S.A.	Spanish

4. Thomas Hauser	Director , Société des Produits Nestlé S.A.	Swiss

5. Blaise Revillard	Director, Société des Produits Nestlé S.A.	French

6. Philippe Vossen	Director, Société des Produits Nestlé S.A.	Belgian

7. Silvan Jampen	Secretary (non Director), Société des Produits Nestlé S.A.	Swiss

8. Michel Gardet	Senior Vice President, Société des Produits Nestlé S.A.	French

9. Olivier Ballevre	Vice President, Société des Produits Nestlé S.A.	French

10. Trevor Douglas Brown	Vice President, Société des Produits Nestlé S.A.	Swiss

11. Harold Humbert	Vice President, Société des Produits Nestlé S.A.	French

12. Claudio Kuoni	Vice President, Société des Produits Nestlé S.A.	Swiss

13. Damien Tissot	Vice President, Société des Produits Nestlé S.A.	French

Nestlé S.A.

Nestlé S.A. is a corporation organized under the laws of Switzerland with its principal business address at Avenue Nestlé 55, CH-1800, Vevey Switzerland. The name, present principal employment and citizenship of each director and executive officer of Nestlé is set forth below.

Name	Present Principal Employment	Citizenship
1. Paul Bulcke	Non-Executive Director, Chairman, Nestlé S.A.; Vice-Chairman, L’Oréal S.A.; Board member, Roche Holding Ltd.	Belgian/Swiss

2. Ulf Mark Schneider	Chief Executive Officer, Board member, Nestlé S.A.	German/US

1

3. Henri de Castries	Non-Executive Director; Vice Chairman, Lead Independent Director, Nestlé S.A.; Board member, HSBC Holdings plc, Argus Media	French

4. Renato Fassbind	Non-Executive Director; Vice Chairman and Lead Independent Director, Swiss Re AG; Board member, Kühne+Nagel International AG	Swiss

5. Ann M. Veneman	Non-Executive Director; Board member, the Global Health Innovative Technology Fund, Advisory Board member JUST Capital, the Clinton Health Access Initiative, the Full Harvest Technologies, Inc.	US

6. Eva Cheng	Non-Executive Director; Board member, Haier Electronics Group Co. Ltd.	Chinese

7. Patrick Aebischer	Non-Executive Director; President Emeritus of Institute EPFL; Board member: Logitech International S.A.; Chairman: Novartis Bioventures AG	Swiss

8. Ursula M. Burns	Non-Executive Director; Board member: Exxon Mobil Corporation, Uber Technologies Inc.; Trustee, Ford Foundation	US

9. Kasper Rorsted	Non-Executive Director; CEO, adidas AG	Danish

10. Pablo Isla	Non-Executive Director; Chairman and CEO, Inditex S.A.	Spanish

11. Kimberly A. Ross	Non-Executive Director; CFO, WeWork	US

12. Dick Boer	Non-Executive Director; Board member, Royal Dutch Shell plc.; Chairman: Advisory Board of G-Star RAW CV, Rijksmuseum Fonds	Netherlands

13. Dinesh Paliwal	Non-Executive Director; Senior Advisor to the Board and CEO, Harman International Industries Inc. Board member, Bristol-Myers Squibb, Raytheon Company; Member, U.S.-India Business Council	US/Indian Overseas Citizenship

14. Hanne Jimenez de Mora	Non-Executive Director; Board member: AB Volvo, Outotec Oyj; Vice-chair: IMD Business School	Swiss

15. Laurent Freixe	Executive Vice President: Chief Executive Officer: Zone Americas	French

16. Chris Johnson	Executive Vice President: Chief Executive Officer: Zone Asia, Oceania and sub-Saharan Africa	US

17. Patrice Bula	Executive Vice President: Strategic Business Units, Marketing, Sales and Nespresso; Board member: Novartis AG, Schindler Holding Ltd.	Swiss

18. Marco Settembri	Executive Vice President: Chief Executive Officer: Zone Europe, Middle East and North Africa	Italian

19. François-Xavier Roger	Executive Vice President: Chief Financial Officer (includes Finance and Control, Tax, Treasury, Investor Relations)	French

20. Magdi Batato	Executive Vice President: Head of Operations; Board member: Carlsberg A/S	Swiss

21. Stefan Palzer	Executive Vice President: Chief Technology Officer	German

22. Béatrice Guillaume-Grabisch	Executive Vice President: Global Head Human Resources & Business Services; Board member: L’Oréal S.A.	French

23. Leanne Geale	Executive Vice President: General Counsel, Corporate Governance and Compliance	Canada

24. Gregory Behar	Deputy Executive Vice President: Chief Executive Officer: Nestlé Health Science	Swiss

25. Sanjay Bahadur	Deputy Executive Vice President: Head of Group Strategy and Business Development	India

26. David P. Frick	Senior Vice President: Secretary to the Board of Directors: Head of Corporate Governance, Compliance and Corporate Services	Swiss